UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
LISATA THERAPEUTICS, INC.
(Name of Subject Company (Issuer))
KUVA ACQUISITION CORP.,
(Offeror)
A direct wholly-owned subsidiary of
KUVA LABS INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
128058302
(CUSIP Number of Class of Securities)
Mark Land
1980 Post Oak Blvd, Suite 100,
Houston, Texas 77056
Telephone: (917) 202-1954
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Anne G. Peetz
Reed Smith LLP
1221 McKinney Street
Houston, Texas 77010
Telephone: (713) 469-3800
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $4,443.40	Filing Party: Lisata Therapeutics, Inc. / Kuva Labs Inc.
Form or Registration No.: Schedule TO-T	Date Filed: June 10, 2026

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 10, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Kuva Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Kuva Labs Inc., a Delaware corporation (“Parent”), and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Common Shares”), of Lisata Therapeutics, Inc., a Delaware corporation (the “Company”), at a purchase price of (i) $4.00 per Common Share, net to the seller in cash, without interest (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”), which represents the contractual right to receive contingent cash payments of up to an aggregate of $3.00 per CVR subject to the achievement of the Milestones (as defined in the CVR Agreement), in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”), net to the seller in cash, without interest (the Closing Amount plus one CVR, collectively, or any higher amount per Common Share paid pursuant to the Offer, the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) is hereby expressly incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment, except as otherwise set forth below. Except as otherwise set forth in this Amendment, the information in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
Items 1 through 9 and Item 11.
The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below. Page references below are to the Offer to Purchase as originally filed.
Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs at the end thereof:
“On July 16, 2026, Purchaser, Parent, and the Company entered into an amendment to the Merger Agreement to extend the Outside Date from July 17, 2026 to July 21, 2026.”
The Cover Page, the “Introduction” and Section 1 — “Terms of the Offer”
The Offer to Purchase and the related Letter of Transmittal are hereby amended and supplemented to reflect that the Expiration Time of the Offer has been extended, as follows:
“On July 16, 2026, Purchaser extended the Expiration Time until 11:59 p.m., New York City time, on July 20, 2026, unless the Offer is further extended or earlier terminated as permitted by the Merger Agreement. The Offer was previously scheduled to expire at 11:59 p.m., New York City time, on July 16, 2026.
Equiniti Trust Company, LLC, the depositary for the Offer, has advised Purchaser that, as of 5:30 p.m., New York City time, on July 15, 2026, approximately 5,897,848 Common Shares have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 64.67% of the 9,119,742 Common Shares outstanding as of July 15, 2026 (the most recent practicable date).
Parent and Purchaser expect the Offer will be consummated promptly following the expiration of the Offer (as hereby extended), subject to the satisfaction of the remaining conditions to the consummation of the Offer set forth in the Merger Agreement.”
Amendments to the Offer to Purchase and Exhibits to the Schedule TO
Accordingly, all references to “11:59 p.m., New York City time, on July 16, 2026” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), the Letter of Transmittal (Exhibit (a)(1)(B)), the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)), the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and the Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(E)) are hereby amended and replaced with “11:59 p.m., New York City time, on July 20, 2026.”

Item 12. Exhibits
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(d)(13)	Amendment to Agreement and Plan of Merger, dated July 16, 2026, by and among Parent, Purchaser, and the Company

*	Filed herewith

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: July 16, 2026

KUVA ACQUISITION CORP.
By:	/s/ Mark Land
	Name:	Mark Land
	Title:	President
KUVA LABS INC.
By:	/s/ Mark Land
	Name:	Mark Land
	Title:	Chief Executive Officer